UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45719T103

(CUSIP Number)

October 22, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 45719T103
1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,203,125
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,203,125
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,203,125
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.33%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 45719T103
1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,203,125
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,203,125
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,203,125
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.33%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 45719T103
1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,407,422
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,407,422
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,407,422
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.04%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No. 45719T103
1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,203,125
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,203,125
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,203,125
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.33%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1	(a).	Name of Issuer

Inhibitex, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

9005 Westside Parkway, Alpharetta, Georgia 30009, United States

Item 2	(a).	Name of Person Filing
Item 2	(b).	Address of Principal Business Office or, if none, Residence
Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walker House 87 Mary Street George Town, Grand Cayman, KY1-9002 Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 45719T103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Page 6 of 9 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Fund LP (the “Fund”), beneficially owns 7,407,422 shares of Common Stock. The Fund also holds 3,333,340 four-year term warrants (“Warrants”), which, subject to certain conditions, entitle the Fund to purchase shares of Common Stock. Quintessence Fund L.P. (“Quintessence”) beneficially owns 795,703 shares of Common Stock and 358,066 Warrants. The Warrants contain an issuance limitation prohibiting the holder of such Warrants from exercising the Warrants to the extent that such exercise would result in beneficial ownership by such holder and certain related parties of more than 9.99% of the Common Stock then issued and outstanding.

QVT Financial LP (“QVT Financial”) is the investment manager for the Fund and Quintessence. Due to the issuance limitation described above, the Fund may be deemed to beneficially own 7,407,422 shares of Common Stock and Quintessence may be deemed to beneficially own 795,703 shares of Common Stock. Accordingly, taking into account the issuance limitation, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 8,203,125 shares of Common Stock, consisting of the shares of Common Stock owned by the Fund and Quintessence. The remaining shares of Common Stock underlying the Warrants held by the Fund and Quintessence may not be issued unless the Fund and Quintessence provide notice to the Issuer 61 days prior to the exercise of the Warrants that this limitation will not apply.

The aggregate number of shares of Common Stock of which the Fund would be deemed to be the beneficial owner if the Fund had the right to presently exercise all of its Warrants in full is 10,740,762. The aggregate number of shares of Common Stock of which Quintessence would be deemed to be the beneficial owner if Quintessence had the right to presently exercise all of its Warrants in full is 1,153,769. The aggregate number of shares of Common Stock of which QVT Financial would be deemed to be the beneficial owner if the Fund and Quintessence had the right to presently exercise all of the Warrants is 11,894,531.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 8,203,125 shares of Common Stock.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The reported share amounts reflect amounts beneficially owned by the reporting persons as of the date hereof.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 43,547,136 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and (ii) 17,968,747, which is the total number of shares issued by the Issuer in a private placement on October 22, 2009, as reported in the Issuer’s Form 8-K, filed on October 28, 2009.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.....☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2009

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/S/ TRACY FU	By:	/S/ TRACY FU
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ TRACY FU	By:	/S/ TRACY FU
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto) signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 29, 2009

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/S/ TRACY FU	By:	/S/ TRACY FU
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ TRACY FU	By:	/S/ TRACY FU
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 9 pages